Corporate Announcement

Follett Corporation
2233 West Street
River Grove, IL 60171

FOR IMMEDIATE RELEASE

Media Contact:

Tom Kline

Phone: 708-437-2053

Follett Corporation Extends Tender Offer Period

to Acquire Varsity Group Inc.

RIVER GROVE, Ill., April 7, 2008 – Follett Corporation (“Follett”) today announced that its indirect wholly-owned subsidiary, VGI Acquisition Corp. (“Purchaser”), is extending the expiration date for its previously announced tender offer until 7:00 p.m., New York City time, on Friday, April 11, 2008 for all outstanding shares of common stock of Varsity Group Inc. (Nasdaq:VSTY) (“Varsity”) for $0.20 per Varsity share, without interest and subject to any applicable withholding of taxes.

On March 7, 2008, Purchaser commenced the tender offer for the Varsity shares, which is being made in accordance with the Agreement and Plan of Merger, dated as of February 22, 2008 (the “Merger Agreement”), by and among Varsity, Purchaser and VGI Holdings Corp., a wholly-owned subsidiary of Follett and the sole shareholder of Purchaser (“Parent”). One of the conditions to the closing of the tender offer set forth in the Merger Agreement was the delivery of an audit opinion on the financial statements of Varsity for the year ended December 31, 2007. Varsity has informed Follett that the audit of its financial statements will not be complete by Friday, April 4, 2008, but currently expects such audit to be completed during the week of April 7, 2008. As of midnight on April 4, 2008, Purchaser had received approximately 15,874,739 Varsity shares tendered into the offer, including 887,408 Varsity shares tendered by guaranteed delivery, representing approximately 83.725% of the outstanding Varsity shares.

The Board of Directors of Varsity has unanimously approved the Merger Agreement and has recommended that Varsity’s stockholders accept Purchaser’s tender offer and tender their Varsity shares pursuant to the tender offer. There is no financing condition to the tender offer. The tender offer is subject to certain conditions, including the requirement of audited financial statements, which are described in the Offer to Purchase referenced below.

At the conclusion of the tender offer, as it may be extended, Follett, through Purchaser, will acquire all the remaining outstanding shares of Varsity by means of a merger of Purchaser with and into Varsity. Following the merger, Varsity’s shares of common stock will no longer be publicly traded on NASDAQ or otherwise.

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This press release is for information only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, that Purchaser filed with the SEC on March 7, 2008, as amended. In addition, on March 7, 2008, Varsity filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer, as amended. The tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Varsity shareholders should read those materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. These materials may be obtained free of charge by contacting the information agent for the tender offer, Georgeson, Inc., at 800-843-0129 (toll-free). In addition, all of these materials (and all other materials filed by Varsity and Purchaser with the SEC) are available for free at the website maintained by the SEC at www.sec.gov.

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